Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Launches the Zimbo Program
to Support Small Businesses in Angola
Paris – May 18, 2006 — Through Total Regional Development, Total has been supporting small and medium-sized businesses in host regions in France for more than 25 years. Over 3,000 companies with a combined 44,600 jobs have received assistance, designed to drive local economic growth.
With operations in nearly 130 countries, Total is now extending this commitment to supporting economic development to host communities outside France.
Following on initiatives in Cambodia, Madagascar, the Congo and South Africa, now Angola has its own program, Zimbo*, to help strengthen the local economy and promote job creation. Zimbo involves non-governmental organizations Clusa, Prestigio and SNV, Banco Totta de Angola and Total, through its subsidiary Total E&P Angola and the Total Regional Development team.
“Under the program, we set up a guarantee fund to facilitate access to loans for small Angolan businesses,” says Guy Sallavuard, Vice President, Total Regional Development. “We’re providing a counter-guarantee to minimize the credit risk for the bank, making it easier to grant affordable loans to small businesses.”
The projects supported will be selected collectively. The relevant business and financial analyses will be conducted by Total in close cooperation with Banco Totta de Angola, while the NGOs will publicize the program, prospect candidates, shortlist projects and follow them up.
“The program is intended for would-be businessmen and women with small investment projects of up to $30,000 in areas as varied as manufacturing, craft industry, farming and services. The program’s first phase will support around 60 projects,” adds Olivier de Langavant, General Manager of Total E&P Angola.
* Zimbo: A small shell formerly used as currency in West Africa.
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“Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com”